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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rita Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value share $.001

(Title of Class of Securities)

76774E 10 3

(CUSIP Number)

July 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SIGNATURE
AGREEMENT TO MAKE A JOINT FILING

13G
CUSIP No. 76774E 10 3			Page 2 of 6

1.	Name of Reporting Person: Medtronic, Inc. (41-0793183)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
*joint filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 293,640 (including 58,500 shares owned by Medtronic International, Ltd. and excluding shares sold by Medtronic, Inc. in January 2005)

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 293,640 (including 58,500 shares owned by Medtronic International, Ltd. and excluding shares sold by Medtronic, Inc. in January 2005)

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 293,640 (including 58,500 shares owned by Medtronic International, Ltd. and excluding shares sold by Medtronic, Inc. in January 2005)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .7%

12.	Type of Reporting Person: CO

2

13G
CUSIP No. 76774E 10 3			Page 3 of 6

1.	Name of Reporting Person: Medtronic International, Ltd. (41-1278948)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
*joint filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 58,500

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 58,500

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): .1%

12.	Type of Reporting Person: CO

3

Item 1(a)	Name of Issuer: Rita Medical Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 967 North Shoreline Boulevard, Mountainview, California 94043

Item 2(a)	Name of Person Filing:

See Cover Pages, Item 1

Item 2(b)	Address of Principal Business Office or, if none, residence: 710 Medtronic Parkway, Minneapolis, Minnesota 55432

Item 2(c)	Citizenship:

See Cover Pages, Item 4

Item 2(d)	Title of Class of Securities: Common Shares

Item 2(e)	CUSIP No.:

See Cover Pages

Item 3	Statement filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4	Ownership

See Cover Pages, Items 5 through 11

On July 29, 2004, Medtronic, Inc. acquired 3,032,640 shares of common stock by means of a registration statement on Form S-4 filed by Rita Medical Systems, Inc. In January, 2005, Medtronic, Inc. sold 2,797,500 shares of common stock in open market transactions.

Item 5	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not Applicable

Exhibits

     Joint Filing Agreement, dated February 14, 2005, between the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
(Date)

MEDTRONIC, INC.
By:	/s/ Neil P. Ayotte
(Signature)

Neil P. Ayotte Vice President, Sr. Legal Counsel
and Assistant Secretary
(Name and title)

MEDTRONIC International, Ltd.
By:	/s/ Neil P. Ayotte
(Signature)

Neil P. Ayotte, Sr. Legal Counsel and
Assistant Secretary
(Name and title)

AGREEMENT TO MAKE A JOINT FILING

     The undersigned hereby agree to file a joint Schedule 13G (and any amendments thereto) with respect to the interests of the undersigned in Rita Medical Systems, Inc.. and further agree that such Schedule 13G and amendments thereto are filed on behalf of each of the undersigned.

Date: February 14, 2005

MEDTRONIC, INC.
By:	/s/ Neil P. Ayotte
Neil P. Ayotte Vice President, Sr. Legal Counsel
and Assistant Secretary

MEDTRONIC International, Ltd.
By:	/s/ Neil P. Ayotte
Neil P. Ayotte, Sr. Legal Counsel and
Assistant Secretary